Exhibit 99.8

KPMG LLP

777 Dunsmuir Street

Vancouver, BC V7Y 1K3

Canada

Tel 604-691-3000

Fax 604-691-3031

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NexGen Energy Ltd.

We consent to the use of our report dated March 3, 2025, on the consolidated financial statements of NexGen Energy Ltd., which comprise the consolidated statements of financial position as at December 31, 2024 and December 31, 2023, the related consolidated statements net income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes, and our report dated March 3, 2025 on the effectiveness of internal control over financial reporting as of December 31, 2024, which are included in the Annual Report on Form 40-F dated March 3, 2025 of NexGen Energy Ltd.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-275839) on Form F-10/A of the Entity.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 3, 2025

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private

English company limited by guarantee. KPMG Canada provides services to KPMG LLP.